Exhibit 24
November 4, 2006
Board of Directors
Moscow CableCom Corp.
590 Madison Avenue
New York, NY 10022
Proposal for a Negotiated Acquisition
Gentlemen:
At the request of the Board of Directors of Renova Media Enterprises Ltd. (“RME”), I am pleased to submit this proposal (“Our Proposal”) for a negotiated acquisition (the “Proposed Acquisition”) pursuant to which RME would acquire the outstanding equity interest in Moscow CableCom Corp. (the “Company”) we do not currently own at a cash price per share of Common Stock of $10.80 (the “Per Share Price”).
We believe that Our Proposal offers to the Company’s other stockholders an excellent liquidity opportunity at a fair and attractive premium to the current and historical average trading prices of the Company’s Common Stock.
We also believe that Our Proposal will ensure that the Company has the flexibility and financial resources to meet the challenges presented by the increasingly competitive characteristics of its industry in the years ahead. We feel that in order for the Company to be able to maximize its market opportunity, it needs the long-term entrepreneurial management perspective that is only possible at this time as a private company unencumbered by the constant demands of running a publicly traded entity. To maximize the return on our investment in the Company and integrate it with our other holdings, we are willing to assume the risk of full ownership (including the potential regulatory changes being considered by the City of Moscow). Ownership of the entire equity interest in the Company will provide us with the basis we believe is essential for providing the capital and management priorities the Company needs in order to remain competitive, generate future revenue growth and achieve sustained profitability.
In the past year, we made two separate equity investments in the Company. However, we have concluded that continuing to make incremental equity investments in the Company to finance its operations, beyond our current limited commitment, without 100% ownership is not the optimal long-term use of our investment capital. We also believe that the Company needs to be in a position to leverage its operations with debt financing, which we expect would require parent company guarantees that we would not be interested in providing without 100% ownership.
Although we are generally familiar with the Company’s business, we need to conduct to our satisfaction customary due diligence before entering into the proposed merger agreement discussed below (the “Proposed Merger Agreement”) in order to confirm the terms of Our Proposal, including recent financial information that the Company has not yet been required to file with
Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box. N-7755,
Nassau, Bahamas

Securities and Exchange Commission (“SEC”) as well as other information that the Company is not required to file but is relevant to our analysis. With the Company’s active cooperation, we and our advisors are confident we could complete this due diligence quickly while concurrently negotiating the Proposed Merger Agreement.
Before outlining the principal terms of Our Proposal, we note the following general points that we believe you will find helpful in your consideration of Our Proposal:
•	We have the resources and experience necessary to consummate the Proposed Acquisition as promptly as practicable consistent with applicable law. Our Proposal is not conditioned on obtaining financing to pay the consideration offered under Our Proposal or any expenses we incur in connection with the Proposed Acquisition.

•	We assume you will promptly form a committee of independent directors (the “Independent Committee”) of the Board of Directors of the Company (the “Board”) to evaluate Our Proposal. We look forward to discussing Our Proposal with the Independent Committee once it has been formed and hired its own independent financial and legal advisors. We have engaged experienced U.S. financial and legal advisors to assist us in connection with the Proposed Acquisition and they, as well as our own internal team, are available to work expeditiously with the Independent Committee and its advisors starting as soon as the Independent Committee is ready.

•	While we need to retain the flexibility to evaluate our alternatives in the event Our Proposal does not result in a negotiated transaction with the Company, we do not presently intend to pursue an acquisition of the remaining equity interest in the Company without the approval of the Independent Committee and the Board.

•	As you know, we are the largest single holder of the Company’s voting securities (directly owning approximately 40% of the voting power of its currently-outstanding voting securities) and, if we were to exercise all of our rights to acquire additional voting securities of the Company, we would own a majority of the voting power of its then-outstanding voting securities. In the Proposed Merger Agreement, we will commit that, through the combined exercise of our Warrants and conversion of our Series B Preferred Stock, we will own of record, on the record date for either the special meeting at which the Company’s stockholders would vote on the adoption of the Proposed Merger Agreement (the “Special Meeting”) or the adoption of the Proposed Merger Agreement by written stockholder consent in lieu of the Special Meeting (“Consent Action”), sufficient outstanding shares of the Company Common Stock to assure that a majority of the voting power of the then-outstanding Company voting securities entitled to vote on such adoption (“Majority Voting Power”) is voted in favor thereof irrespective of the vote of any other stockholder entitled to vote.

•	As you also know, in a transaction we completed earlier this year we became the controlling stockholder of OAO Moskovskaya Telecommunikatsionnaya Corporatsiya (“COMCOR”), which owns approximately 24% of the voting power of the Company’s outstanding voting securities in addition to the Company securities owned directly by us, which are sufficient to give us Majority Voting Power. COMCOR is not a party of Our Proposal, which contemplates that COMCOR would receive the Per Share Price for its
Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box. N-7755,
Nassau, Bahamas

shares like any other stockholder of the Company, excluding us, if the Proposed Acquisition is consummated.

•	We have no interest in disposing of any of our Company securities. In the event that any third party were to propose a competing transaction requiring a vote of the Company’s stockholders that the Company wished to pursue, we would exercise and convert a sufficient portion of the Company’s securities that we own to ensure that we held Majority Voting Power.
The following is a summary of the principal terms of Our Proposal:
1. Structure. The Proposed Acquisition would be effectuated pursuant to the Proposed Merger Agreement, under which our wholly-owned newly-formed direct or indirect Delaware subsidiary would be merged with and into the Company, with the Company as the surviving corporation (the “Proposed Merger”), and we would own 100% of the outstanding shares of the Company’s Common Stock. In the Proposed Merger:
•	All outstanding shares of the Company’s Common Stock (except those shares owned by us, which would be cancelled) would be converted into the right to receive the Per Share Price.

•	All shares of the Company’s Series A Preferred Stock would be converted into the right to receive the Per Share Price on an as-converted basis based at the applicable conversion ratio (currently 3.055 shares of Common Stock per one share of Series A Preferred Stock) in effect at the closing of the Proposed Merger (the “Closing”).

•	All shares of the Company’s Series B Preferred Stock and Warrants to acquire such shares (all of which we own), other than those we exercise and convert to enable us to achieve Majority Voting Power prior to the record date for the Special Meeting or Consent Action, would be cancelled.

•	All of the Company’s outstanding Warrants to acquire shares of its Common Stock would, in accordance with their terms, become exercisable upon and following the Closing, at the election of the holder, for the right to receive the Per Share Price for each share of the Company’s Common Stock for which such holder’s Warrants were previously exercisable. To the extent not so exercised at or following the Closing, such Warrants would remain outstanding until their expiration date of May 18, 2008.

•	All of the Company’s outstanding 10-1/2% Convertible Subordinated Debentures Due 2007 would, in accordance with their terms, become convertible upon and following the Closing, at the election of the holder, into the right to receive the Per Share Price for each share of the Company Common Stock into which such holder’s Debentures were previously convertible (at the specified conversion rate of 61.8429 shares of Common Stock for each $1,000 principal amount of Debentures). To the extent the Debentures were not so converted at or following the Closing, immediately following the Closing we would cause the Company to deposit in trust (at our expense) with the Trustee under the governing Indenture, as contemplated by the terms thereof, sufficient cash to satisfy the Company’s remaining obligations with respect to principal and interest through the October 15, 2007 maturity date of such Debentures and thereby cause all provisions of such
Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box. N-7755,
Nassau, Bahamas

Indenture (other than those relating to payment and conversion rights) to cease to apply to the Company.

•	To the extent that the holders of options (both vested and unvested) to acquire shares of the Company’s Common Stock so consent and the options are “in the money” based on the excess of the Per Share Price over the exercise price, such options would be cashed out (at our expense) for the excess. In all other cases, such options will remain outstanding in accordance with their terms following the Closing.

•	Holders of restricted shares of the Company’s Common Stock would receive their cash payments in full following the Closing, without further restriction.
2. Employee and Board Arrangements. We intend to retain the Company’s existing management and employees in their respective roles, on the current terms of their employment, and the Proposed Acquisition would not be conditioned on the execution of any new employment agreements or amendments to existing employment agreements. The Company’s deferred compensation plans and qualified retirement plans would remain in effect at the Closing although we would reserve the right to substitute equivalent plans to the full extent permitted by applicable law. At the Closing, the Board would be reconstituted to consist entirely of RME’s designees.
3. Proposed Merger Agreement. We would prepare a draft of the Proposed Merger Agreement, which would be reflective of an acquisition transaction between a public company and its largest stockholder and would be governed by Delaware law. The obligations of the parties to close the Proposed Merger would be subject to customary Closing conditions set forth in the Proposed Merger Agreement, including, without limitation:
•	the accuracy of representations and the performance of covenants;

•	the absence of any material adverse change affecting the Company (with appropriate exceptions);

•	the absence of any pending or threatened governmental litigation that could prevent the Closing;

•	adoption of the Proposed Merger Agreement by a vote of a majority of the voting power of the Company’s capital stock outstanding on the record date for the Special Meeting or through Consent Action, and no other or greater vote;

•	the receipt of all other required corporate, governmental and contractual approvals (subject to confirmation through the due diligence process, we believe that the only regulatory approval that would be required for the Proposed Merger other than clearance of a proxy or information statement by the U.S. Securities and Exchange Commission would be a Federal Antimonopoly Service clearance required under the laws of the Russian Federation, which we plan to seek promptly and would hope to obtain prior to, or shortly after, the execution of the Proposed Merger Agreement); and

•	confirmation that the Independent Committee had unanimously recommended approval of the Proposed Merger Agreement to the Board and that, in connection with that recommendation and the Board’s approval of the Proposed Merger Agreement, the
Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box. N-7755,
Nassau, Bahamas

Independent Committee and the Board had received an opinion in customary form from a nationally recognized investment banking firm in the U.S. that the Per Share Price was, on the date of such opinion, fair, from a financial point of view, to all stockholders of the Company other than RME.
The Proposed Merger Agreement would contain other customary provisions including a covenant that the Board, after receiving the unanimous recommendation of the Independent Committee and subject to its fiduciary duties under Delaware law, would recommend adoption of the Proposed Merger Agreement by all of the stockholders of the Company entitled to vote or take Consent Action.
THE PARTIES SHALL HAVE NO OBLIGATION TO CONSUMMATE THE PROPOSED MERGER UNLESS AND UNTIL A DEFINITIVE MERGER AGREEMENT IS EXECUTED AND DELIVERED BY EACH PARTY THERETO AND SUBJECT IN ALL RESPECTS TO THE SATISFACTION (OR, WHERE LAWFUL, WAIVER) OF THE CONDITIONS CONTAINED IN SUCH AGREEMENT.
* * * * *
We are sure you will appreciate that, under the U.S. federal securities laws, we have an obligation to disclose Our Proposal by means of a press release and an amendment to our Schedule 13D filing with the SEC as soon as possible. We assume you will be making your own public disclosure of Our Proposal as soon as possible by means of a press release and/or the filing of a Current Report on Form 8-K with the SEC. In the interests of confidentiality, we will separately provide the members of the Independent Committee and its advisors with the contacts at our financial and legal advisory firms so that you may direct any questions to them.
In closing, we wish to reiterate that we believe Our Proposal offers a fair and attractive opportunity for the Company’s other stockholders and the optimal outcome from our perspective in relation to our interest in making further investments in the Company. We look forward to Our Proposal being given serious and prompt attention by the Independent Committee and its independent advisors. We stand ready to engage in immediate constructive discussions with a view to reaching a definitive agreement as soon as reasonably practicable, to which end we intend to provide to the Independent Committee a draft of the Proposed Merger Agreement promptly after being notified of its formation.
RME looks forward to the successful completion of the discussions contemplated by this letter.
Very truly yours,
RENOVA MEDIA ENTERPRISES LTD.

By:	/s/ Vladimir Kuznetsov
Name: Vladimir Kuznetsov
Title: Chairman, Supervisory Board
Renova Media Enterprises Ltd.
2nd Terrace West Centreville,
P.O. Box. N-7755,
Nassau, Bahamas